March 25, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Ms. Heather Clark
Mr. Kevin Stertzel
Mr. Alex King
Ms. Erin Purnell

Re:	TOYO Co., Ltd (CIK: 0001985273)
Registration Statement on Form F-4 (File No. 333-277779)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, TOYO Co., Ltd (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 5:30 p.m., Eastern Time on March 26, 2024, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Cooley LLP.

[Signature page follows]

Very truly yours,

TOYO Co., Ltd

By:	/s/ Junsei Ryu
	Name:	Junsei Ryu
	Title:	Director and Chief Executive Officer

cc:	Will H. Cai, Esq., Partner, Cooley LLP
Ruomu Li, Esq., Partner, Cooley LLP
Reid S. Hooper, Esq., Cooley LLP
Liang Shi, Chief Executive Officer, Blue World Acquisition Corporation
Er (Arila) Zhou, Esq., Partner, Robinson & Cole LLP
Ze’-ev D. Eiger, Esq., Partner, Robinson & Cole LLP